UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       QUINTILES TRANSNATIONAL CORP.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE

                      (Title of Class of Securities)

                                748767 10 0
                             (CUSIP Number)

                            Richard L. Muglia
                Skadden, Arps, Slate, Meagher & Flom LLP
                             25 Bucklersbury
                             London EC4N 8DA
                                 England
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             November 29, 1996
                 (Date of Event which Requires Filing of
                             this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Private Equity Investments Limited
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
                                                                  (B) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                1,943,108
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              1,943,108
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,943,108
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.8%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO

----------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Equity Limited
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                1,943,108
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              1,943,108
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,943,108
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.8%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO
----------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Private Equity Europe Limited
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                1,943,108
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              1,943,108
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,943,108
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.8%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO
----------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Investment Bank plc
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                1,943,108
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              1,943,108
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,943,108
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.8%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO, IV
----------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Investment Bank Holdings plc
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                1,943,108
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              1,943,108
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,943,108
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.8%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO, HC
----------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Holdings plc
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                1,943,108
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              1,943,108
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,943,108
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.8%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO, HC
----------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lloyds Development Capital Limited
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                427,204
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              427,204
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  427,204
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.3%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO
----------------------------------------------------------------------------


                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MSS Nominees Limited
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                812,909
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              812,909
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  812,909
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.4%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO

----------------------------------------------------------------------------



                                SCHEDULE 13D

CUSIP NO. 748767 10 0

----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                General Accident Executor and Trustee Company Limited
----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) ( )
----------------------------------------------------------------------------
 3  SEC USE ONLY
----------------------------------------------------------------------------
 4  SOURCE OF FUNDS
                00
----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )
----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England
----------------------------------------------------------------------------
                           7  SOLE VOTING POWER

   NUMBER OF               -------------------------------------------------
     SHARES                8  SHARED VOTING POWER
  BENEFICIALLY                234,164
    OWNED BY               -------------------------------------------------
      EACH                 9  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 -------------------------------------------------
     WITH                  10 SHARED DISPOSITIVE POWER
                              234,164
----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  234,164
----------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       ( )
----------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.7%
----------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON
                CO
----------------------------------------------------------------------------





                    This Schedule 13D (this "Schedule 13D") is filed by HSBC Private Equity Investments Limited, HSBC Equity Limited, HSBC Private Equity Europe Limited, HSBC Investment Bank plc, HSBC Investment Bank Holdings plc, HSBC Holdings plc, Lloyds Development Capital Limited, MSS Nominees Limited, and General Accident Executor and Trustee Company Limited (together, the "Reporting Persons"), with respect to the common stock, par value $0.01 per share ("Shares"), of Quintiles Transnational Corp., a North Carolina corporation (the "Company").

          ITEM 1.   SECURITY AND ISSUER.

                    This Schedule 13D relates to Shares. The principal executive offices of the Company are located at 4709 Creekstone Drive, Riverbirch Building, Suite 300,
          Durham, North Carolina 27703.

          ITEM 2.   IDENTITY AND BACKGROUND.

                    This Schedule 13D is filed jointly by the Reporting Persons. Attached hereto as Exhibit 1 and incorporated herein by reference is an agreement among the Reporting Persons that this Schedule 13D is filed on behalf of each of them.

                    Each of HSBC Private Equity Investments Limited ("Private Equity"), HSBC Equity Limited ("Equity"), HSBC Private Equity Europe Limited ("Equity Europe"), HSBC Investment Bank plc ("IB"), HSBC Investment Bank Holdings plc ("IB Holdings") and HSBC Holdings, plc ("Holdings", collectively, "HSBC Companies") is a company incorporated in England. Private Equity is wholly owned by Equity, whose sole owner is Equity Europe. Equity Europe is wholly owned by IB, which is a wholly owned subsidiary of IB Holdings, which, in turn, is wholly owned by the ultimate parent, Holdings.

                    Each of Private Equity, Equity and Equity Europe is engaged in the business of providing private equity to entities located in Europe, as well as acting as an investment vehicle for HSBC Companies' investments. The address of Private Equity, Equity and Equity is Vintner's Place, 68 Upper Thames Street, London EC4V 3BJ, England.

                    IB is engaged in the investment banking and stock brokerage business, and located at Thames Exchange, 10 Queen Street Place, London EC4R 1BL, England. IB Holdings is a holding company of IB and also located at the same address. Holdings, the ultimate parent of HSBC Companies, is engaged in the business of providing banking and financial services through a global network of its subsidiaries. Its address is 10 Lower Thames Street, London, EC3R 6AE, England.

                    Lloyds Development Capital Limited is a company incorporated in England, located at 50 Grosvenor Street, London, W1X 9FH, England. It is engaged in the business of providing private equity.

                    MSS Nominees Limited is a company incorporated in England, located at Mariner House, Pepys Street, London EC4N 4DA, England. Its business is to act as a nominee company.

                    General Accident Executor and Trustee Company Limited is a company incorporated in England, located at Ibex House, 42/47 Minories, London EC3N 1BX, England. Its principal business is to act as trustee and custodian.

                    Attached hereto as Schedule I and incorporated herein by reference is a list of all directors and officers of each Reporting Person. Schedule I also sets forth the address, principal occupation or employment and citizenship of each person listed therein.

                    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    The Shares beneficially owned by the Reporting Persons were acquired on November 29, 1996, pursuant to a Share Exchange Agreement, dated as of October 4, 1996 (the "Share Exchange Agreement"), by and among the Company, Innovex Limited, a private limited company organized under the laws of England and Wales ("Innovex"), and the shareholders of Innovex (the "Innovex Shareholders"), including the Reporting Persons. In exchange for the Shares acquired by them, the Reporting Persons delivered to the Company all of the shares of Innovex previously held by them.

          ITEM 4.   PURPOSE OF TRANSACTION.

             Share Exchange Agreement

                    As of October 4, 1996, the Company, Innovex and the Innovex Shareholders entered into the Share Exchange Agreement. The following summary of certain terms and provisions of the Share Exchange Agreement is qualified in its entirety to the full text of the Share Exchange Agreement which is attached as Exhibit 2 to the Company's Current Report on Form 8-K, dated October 6, 1996, and which is incorporated by reference herein.

                    Pursuant to the terms of the Exchange Agreement on November 29, 1996 (i) the Company acquired all of the outstanding share capital of Innovex from the Innovex Shareholders in exchange for 10 million Shares (ii) the Company also purchased all outstanding Innovex cumulative redeemable preference shares from the holders of such shares for POUND1.00 each and (iii) the Company advanced cash to Innovex to satisfy certain indebtedness of Innovex. Based on the closing price of the Shares on the last full trading day before the Exchange Agreement was announced, the total value of Shares exchanged (assuming the exercise of all outstanding options for Innovex Shares) was approximately $737 million.

                    As shareholders of Innovex, on November 29, 1996, HSBC Private Equity Investments Limited received 1,943,108 Shares, Lloyds Development Capital Limited received 427,204 Shares, MSS Nominees Limited received 812,909 Shares, and General Accident Executor and Trustee Company Limited received 234,164 Shares.

             Registration Rights Agreement

                    The Shares acquired by the Reporting Persons were issued by the Company without registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption from registration contained in
          Section 4(2) of the Securities Act. The Company has agreed to provide the Innovex Shareholders with certain rights to have the Shares registered under the Securities Act pursuant to a Registration Rights Agreement, dated as of November 29, 1996 (the "Registration Rights Agreement"). The following summary of certain terms and provisions of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement which has been filed with the Commission as Exhibit 2 to the Company's Current Report on Form 8-K, dated October 6, 1996.

                    Under the Registration Rights Agreement, subject to market conditions and other customary limitations, the Company has (i) agreed to file a registration statement for an underwritten offering, planned for early 1997 (the "Secondary Offering"), to include up to 2.7 million of the Shares, and granted to the Innovex Shareholders rights ("Demand Rights") to demand registration until an aggregate of 2.7 million Shares owned by the Innovex Shareholders have been sold; (ii) agreed to file a shelf registration statement to allow the Innovex Shareholders to register Shares for resale in amounts not to exceed 500,000 Shares in any 90 day period for approximately three years (the "Shelf Registration"); and (iii) granted rights ("Piggyback Rights") to the Innovex Shareholders to participate in certain underwritten offerings that the Company may register over the next approximately three years. The Registration Rights Agreement contains other customary provisions, including indemnification provisions. The rights granted to the Innovex Shareholders terminate when, among other things, the Shares acquired by the Innovex Shareholders (i) may be sold within the limitations set forth in Rule 144 under the Securities Act or (ii) have been sold to an ineligible person.

             Orderly Marketing Arrangements

                    In connection with the execution of the
          Registration Rights Agreement, the Reporting Persons also entered into an Orderly Marketing Agreement, dated as of November 29, 1996 (the "Orderly Marketing Agreement"), with the other Innovex Shareholders for the purpose of allocating their respective rights and obligations under the Registration Rights Agreement. The following summary of certain terms and provisions of the Orderly Marketing Agreement is qualified in its entirety by reference to the full text of the Orderly Marketing Agreement which is attached as Exhibit 2 hereto.

                    The Orderly Marketing Agreement allocates among the Innovex Shareholders the shares to be offered in connection with the Secondary Offering such that Innovex Shareholders that are members of the management of Innovex (other than the Reporting persons) (the "Management Group") are expected to offer and sell approximately 270,000 Shares, and the balance of Shares sold by the Innovex Shareholders in the Secondary Offering are expected to be sold by the Reporting Persons and certain persons associated with Barrie
          S. Haigh, formerly Chairman of Innovex, in the proportion of 83 1/3% to 16 2/3%, respectively. The Orderly Marketing Agreement also provides that, in the event that the number of Shares to be sold by the Innovex Shareholders in the Secondary Offering increases, then the additional Shares to be sold by the Innovex Shareholders will be sold by the Reporting Persons, to the extent of their shareholdings.

                    The Orderly Marketing Agreement provides that the parameters of the Secondary Offering will be subject to control by the Reporting Persons, as will any other offerings of Shares made during the period before which the Reporting Persons shall have disposed of 75% of the Shares acquired by them pursuant to the Share Exchange Agreement (the "Internal Priority Period"). The Orderly Marketing Agreement also provides that (i) during the Internal Priority Period, all Shares sold pursuant to the Shelf Registration will be Shares owned by the Reporting Persons, and (ii) following the end of the Internal Priority Period, Shares sold pursuant to the Shelf Registration will be allocated in the following proportions: 50% to the Reporting Persons and 50% to the Haigh Group and the Management Group, provided that if at any time following the end of the Internal Priority Period, Barrie Stevens Haigh shall no longer be a director, executive officer, employee or consultant of or to the Company, the Shares available to be sold will be allocated to the Haigh Group in priority to the Reporting Persons and the Management Group up to 85% of the Haigh Group's Shares. In such event, Shares to be sold by the Reporting Persons and the Management Group shall will allocated in the following proportions: 88.2% to the Reporting Persons and 11.8% to the Management Group.

                    The Orderly Marketing Agreement provides that, during the Internal Priority Period, Demand Rights may be exercised only by the Reporting Persons. In addition, the Orderly Marketing Agreement provides that the number of Shares to be sold by Innovex Shareholders in any offering made upon exercise of Piggyback Rights during the Internal Priority Period will be allocated in the following proportions: 75% to the Reporting Persons; 15% to the Haigh Group; and 10% to the Management Group. The Orderly Marketing Agreement also provides that the number of Shares to be sold by Innovex Shareholders in any offering made upon exercise of Piggyback Rights after the Internal Priority Period will be allocated in the following proportions: up to 66 2/3% to the Haigh Group and/or the Management Group, and at least 33 1/3% to the Reporting Persons.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Based on information contained in the most recent publicly available filings of the Company with the Securities and Exchange Commission, each Reporting Person is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith relating to such Reporting Person. In addition, the numbers of Shares with respect to which each Reporting Person (i) has sole voting power, (ii) shares voting power,
          (iii) has sole dispositive power and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith relating to such Reporting Person.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Except as set forth in Item 4 above, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Company.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                         Exhibit             Description

                            1                Joint Filing
                                             Agreement, dated
                                             December 6, 1996
                                             among the
                                             Reporting Persons

                             2               Orderly Marketing
                                             Agreement, dated as of
                                             November 29, 1996, among
                                             the persons listed in
                                             Annex A thereto.


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: December 9, 1996

                                   HSBC Private Equity
                                   Investments Limited

                                   By: /s/ Vincent G. O'Brien
                                       ---------------------------
                                        Title: Finance Director

                                   HSBC Equity Limited

                                   By: /s/ Vincent G. O'Brien
                                       ---------------------------
                                        Title: Finance Director

                                   HSBC Private Equity Europe Limited

                                   By: /s/ Vincent G. O'Brien
                                       ---------------------------
                                        Title: Finance Director

                                   HSBC Investment Bank Plc

                                   By: /s/ Richard W. Quinn
                                       ---------------------------
                                        Title: Company Secretary

                                   HSBC Investment Bank Holdings Plc

                                   By: /s/ Richard W. Quinn
                                       ---------------------------
                                        Title: Company Secretary

                                   HSBC Holdings Plc

                                   By: /s/ Ralph G. Barber
                                       ---------------------------
                                        Title: Company Secretary

                                   Lloyds Development Capital Limited

                                   By: /s/ Patrick Sellers
                                       ---------------------------
                                        Title: Director

                                   MSS Nominees Limited

                                   By: /s/ Shawn Bryant
                                       ---------------------------
                                        Title: Company Secretary

                                   General Accident Executor and
                                     Trustee Company Limited

                                   By: /s/ R. A. Whitaker
                                       ---------------------------
                                        Title: Group Secretary



                                             DIRECTORS AND EXECUTIVE OFFICERS OF
                                             HSBC PRIVATE EQUITY INVESTMENTS LTD

===========================================================================================================================
                               Business                     Principal Occupation
Name                           or Residence Address         or Employment                              Citizenship
---------------------------------------------------------------------------------------------------------------------------
Ian McClure FORREST            Vintner's Place              Managing Director                          British
                               68 Upper Thames Street       HSBC Private Equity Europe Ltd
                               London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Roger Anthony Frederick        Vintner's Place              Director                                   British
HEATH                          68 Upper Thames Street       HSBC Private Equity Europe Ltd
                               London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Vincent Gerald O'BRIEN         Vintner's Place              Finance Director                           British
                               68 Upper Thames Street       HSBC Private Equity Europe Ltd
                               London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Company Secretary              Vintner's Place              Company Secretary                          British
George Royal Francis           68 Upper Thames Street       HSBC Private Equity Europe Ltd
HEARNE                         London EC4V 3BJ
===========================================================================================================================


                                             DIRECTORS AND EXECUTIVE OFFICERS OF
                                                       HSBC EQUITY LTD


===========================================================================================================================
                                Business                    Principal Occupation
Name                            or Residence Address        or Employment                              Citizenship
---------------------------------------------------------------------------------------------------------------------------
Ian McClure FORREST             Vintner's Place             Managing Director                          British
                                68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Roger Anthony Frederick         Vintner's Place             Director                                   British
HEATH                           68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Vincent Gerald O'BRIEN          Vintner's Place             Finance Director                           British
                                68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Company Secretary               Vintner's Place             Company Secretary                          British
George Royal Francis            68 Upper Thames Street      HSBC Private Equity Europe Ltd
HEARNE                          London EC4V 3BJ
===========================================================================================================================


                                                  HSBC INVESTMENT BANK PLC
                                         DIRECTORS, OFFICERS AND CONTROLLING PERSONS

===========================================================================================================================
                                Business                    Principal Occupation
Name                            or Residence Address        or Employment                              Citizenship
---------------------------------------------------------------------------------------------------------------------------
Bella Ann ALMEIDA               HSBC Investment Bank plc    Director of Personnel                      Malaysian
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Bernard Harry ASHER             HSBC Investment Bank plc    Chairman                                   British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Ian Christopher COTTERILL       HSBC Investment Bank plc    Chief Finance Director                     British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
John Takis EVANGELIDES          HSBC Investment Bank plc    Managing Director                          British
                                Thames Exchange             Investment Banking Division
                                10 Queen Street Place       HSBC Investment Bank plc
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Rupert Roderick                 HSBC Corporate Finance      Executive Director                         British
FAURE-WALKER                    Vintner's Place             HSBC Corporate Finance
                                68 Upper Thames Street
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Michael William GEERING         HSBC Investment Bank plc    Director, Institutional Marketing          British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
David Middleton GRAY            HSBC Investment Bank plc    Director, Equity Capital Markets           British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Philip John Scott GRAY          HSBC James Capel Asia Ltd   Executive Chairman                         British
                                Level 17                    HSBC James Capel Asia Ltd
                                1 Queens Road Central
                                Hong Kong
---------------------------------------------------------------------------------------------------------------------------
John Louis GREEN                HSBC Investment Bank plc    Director of Corporate Broking              British
                                Thames Exchange             Equity Capital Markets
                                10 Queen Street Place       HSBC Investment Bank plc
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Keith Reginald HARRIS           HSBC Investment Bank plc    Chief Executive                            British
                                Thames Exchange             Investment Banking
                                10 Queen Street Place       HSBC Investment Bank plc
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Philip HILLS                    HSBC Investment Bank plc    Managing Director                          British
                                Vitner's Place              Export and Project Finance
                                68 Upper Thames Street      HSBC Investment Bank plc
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
John Martin LATHAM              HSBC Investment Bank plc    Compliance Director                        British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Peter Anthony LETLEY            HSBC Investment Bank plc    Deputy Chairman                            British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
John Sebastian MACKAY           HSBC Investment Bank plc    Managing Director                          British
                                Thames Exchange             Equity Capital Markets
                                10 Queen Street Place       HSBC Investment Bank plc
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Peter Martin MAYNARD            HSBC Holdings plc           Deputy Group Legal Adviser                 British
                                10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Ian Alexander Neville           HSBC Corporate Finance      Director                                   British
MCINTOSH                        Vintner's Place             HSBC Corporate Finance
                                68 Upper Thames Street
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Linda June MORAN                HSBC Investment Bank plc    Director                                   British
                                Thames Exchange             European Research
                                10 Queen Street Place       HSBC Investment Bank plc
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Shakur MOSSAHEB                 HSBC Investment Bank plc    Head of Global Risk                        British
                                Thames Exchange             HSBC James Capel
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
James J. O'DONNELL              HSBC Securities Inc.        President                                  US
                                250 Park Avenue             HSBC Securities Inc.
                                New York, NY 10177
---------------------------------------------------------------------------------------------------------------------------
Krishna Manubhai PATEL          HSBC Investment Bank plc    Head of Trading Control                    British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Paul Edward                     HSBC Investment Bank plc    Deputy Chairman                            British
SELWAY-SWIFT                    Thames Exchange             HSBC Investments Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Andrew Urquhart                 HSBC Investment Bank plc    Director, Equity Capital Markets           British
SKINNER                         Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Company Secretary               HSBC Holdings plc           Deputy Secretary                           Irish
Richard Qilliam QUIN            10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
===========================================================================================================================


                                          HSBC INVESTMENT BANK HOLDINGS PLC
                                     DIRECTORS, OFFICERS AND CONTROLLING PERSONS

===========================================================================================================================
                                Business                    Principal Occupation
Name                            or Residence Address        or Employment                              Citizenship
---------------------------------------------------------------------------------------------------------------------------
Bernard Harry ASHER             HSBC Investment Bank plc    Chairman                                   British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Clive Christopher Roger         HSBC Investment Bank plc    Head of Strategic Planning                 British
BANNISTER                       Thames Exchange             HSBC Investment Banking
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Ian Christopher COTTERILL       HSBC Investment Bank plc    Chief Finance Director                     British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Peter Charles DUGDALE           HSBC Investment Bank plc    IT Director                                British
                                Thames Exchange             HSBC Investment Banking
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Douglas Jardine FLINT           HSBC Holdings plc           Group Finance Director                     British
                                10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AD
---------------------------------------------------------------------------------------------------------------------------
Paul Charles GUIDONE            HSBC Asset Management       Chief Executive Officer                    US
                                Americas, Inc.              HSBC Asset Management Americas,
                                3/F 250 Park Avenue         Inc.
                                New York, NY 10177
---------------------------------------------------------------------------------------------------------------------------
Keith Reginald HARRIS           HSBC Investment Bank plc    Chief Executive                            British
                                Vintner's Place             Investment Banking
                                68 Upper Thames Street      HSBC Investment Bank plc
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Peter Anthony LETLEY            HSBC Investment Bank plc    Deputy Chairman                            British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Peter Martin MAYNARD            HSBC Holdings plc           Deputy Group Legal Adviser                 British
                                10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Christopher James NEWTON        HSBC Investment Bank Asia   Director, Finance                          British
                                Ltd                         HSBC Investment Bank Asia Ltd.
                                Level 15
                                3 Queen's Road Central
                                Hong Kong
---------------------------------------------------------------------------------------------------------------------------
Paul Edward                     HSBC Investment Bank plc    Deputy Chairman                            British
SELWAY-SWIFT                    Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
Kevin Anthony WESTLEY           HSBC Investment Bank Asia   Chairman and Chief Executive               British
                                Ltd.                        HSBC Investment Bank Asia Ltd
                                GPO Box 8983 Hong Kong
                                1 Queen's Road Central
                                Hong Kong
---------------------------------------------------------------------------------------------------------------------------
Keith Roderick WHITSON          Midland Bank plc            Chief Executive                            British
                                27/32 Poultry               Midland Bank plc
                                London EC2P 2HX
---------------------------------------------------------------------------------------------------------------------------
Company Secretary               HSBC Holdings plc           Deputy Secretary                           Irish
Richard William QUIN            10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
===========================================================================================================================


                                                  HSBC HOLDINGS PLC
                                     DIRECTORS, OFFICERS AND CONTROLLING PERSONS

===========================================================================================================================
                                Business                    Principal Occupation
Name                            or Residence Address        or Employment                              Citizenship
---------------------------------------------------------------------------------------------------------------------------
Bernard Harry ASHER             HSBC Investment Bank plc    Chairman                                   British
                                Thames Exchange             HSBC Investment Bank plc
                                10 Queen Street Place
                                London EC4R 1BE
---------------------------------------------------------------------------------------------------------------------------
John Reginald Hartnell          HSBC Holding plc            Group Chief Executive                      British
BOND                            10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Denys Eamonn CONNOLLY           HSBC Holding plc            Non-Executive Director                     Irish
                                10 Lower Thames Street
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Baroness Lydia Selina DUNN      HSBC Holding plc            Director                                   British
                                10 Lower Thames Street      John Swire & Sons (HK) Ltd
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Douglas Jardine FLINT           HSBC Holding plc            Group Finance Director HSBC                British
                                10 Lower Thames Street      Holdings plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Sir Joseph Edward HOTUNG        HSBC Holding plc            Private Investor                           British
                                10 Lower Thames Street
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Northrup Rand KNOX              HSBC Holding plc            Chairman                                   US
                                10 Lower Thames Street      HSBC America, Inc.
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Charles Dorsey MACKAY           HSBC Holding plc            Non-Executive Director                     British
                                10 Lower Thames Street
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Sir Colin Marsh                 HSBC Holding plc            Chairman                                   British
MARSHALL                        10 Lower Thames Street      British Airways plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Charles MILLER-SMITH            HSBC Holding plc            Chief Executive                            British
                                10 Lower Thames Street      Imperial Chemical Industries plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Minoru MUROFUSHI                HSBC Holding plc            President/Chief Executive Officer          Japanese
                                10 Lower Thames Street      ITOCHU Corporation
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Sir Charles Wilfred             HSBC Holding plc            Chairman                                   British
NEWTON                          10 Lower Thames Street      Raglan Properties plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Sir William PURVES              HSBC Holding plc            Group Chairman                             British
                                10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Carl Edwin REICHARDT            HSBC Holding plc            Retired Chairman & Chief Executive         US
                                10 Lower Thames Street      Officer
                                London EC3R 6AE             Wells Fargo & Company
---------------------------------------------------------------------------------------------------------------------------
Dr. Helmut SOHMEN               HSBC Holding plc            Chairman                                   Austrian
                                10 Lower Thames Street      World-Wide Shipping Group Ltd.
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
John Estmond STRICKLAND         The Hong Kong and Shanghai  Chairman                                   British
                                Banking Corporation Ltd.    The Hong Kong and Shanghai
                                GPO Box 64 Hong Kong        Banking Corporation Ltd.
                                1 Queen's Road Central
                                Hong Kong
---------------------------------------------------------------------------------------------------------------------------
Sir Adrian Christopher          HSBC Holding plc            Director                                   British
SWIRE                           10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Sir Peter Ingram WALTERS        HSBC Holding plc            Deputy Chairman                            British
                                10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
---------------------------------------------------------------------------------------------------------------------------
Keith Roderick WHITSON          Midland Bank plc            Chief Executive                            British
                                27/32 Poultry               Midland Bank plc
                                London EC2P 1BX
---------------------------------------------------------------------------------------------------------------------------
Company Secretary               HSBC Holding plc            Secretary                                  British
Ralph Gordon BARBER             10 Lower Thames Street      HSBC Holdings plc
                                London EC3R 6AE
===========================================================================================================================


                                           LLOYDS DEVELOPMENT CAPITAL LTD

===========================================================================================================================
                                Business                         Principal Occupation
Name                            or Residence Address             or Employment                         Citizenship
---------------------------------------------------------------------------------------------------------------------------
Michael JOSEPH                  Lloyds Development Capital       Managing Director                     British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
---------------------------------------------------------------------------------------------------------------------------
Clive JOHN                      Lloyds Development Capital       Director                              British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
---------------------------------------------------------------------------------------------------------------------------
Keith CARPENTER                 Lloyds Development Capital       Director                              British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
---------------------------------------------------------------------------------------------------------------------------
Patrick SELLERS                 Lloyds Development Capital       Director                              British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
---------------------------------------------------------------------------------------------------------------------------
Stuart VEALE                    Lloyds Development Capital       Director                              British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
---------------------------------------------------------------------------------------------------------------------------
Darryl EALES                    Lloyds Development Capital       Director                              British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
---------------------------------------------------------------------------------------------------------------------------
John DILLON                     Lloyds Development Capital       Director                              British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
---------------------------------------------------------------------------------------------------------------------------
Nick BACON                      Lloyds Development Capital       Director                              British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
---------------------------------------------------------------------------------------------------------------------------
Stuart RHODES                   Lloyds Development Capital       Director                              British
                                Ltd
                                50 Grosvenor Street
                                London W1X 9FH
===========================================================================================================================


                                                MSS NOMINEES LIMITED
                                               DIRECTORS AND OFFICERS

============================================================================================================================
                                Business                     Principal Occupation
Name                            or Residence Address         or Employment                              Citizenship
----------------------------------------------------------------------------------------------------------------------------
Stephen Charles                 Mariner House                Director                                   British
CROCKFORD                       Pepys Street                 MSS Nominees Limited
                                London EC3N 4DA
----------------------------------------------------------------------------------------------------------------------------
Kevin James DAVIES              Mariner House                Director                                   British
                                Pepys Street                 MSS Nominees Limited
                                London EC3N 4DA
----------------------------------------------------------------------------------------------------------------------------
Bryan Frank ELLIOTT             Mariner House                Director                                   British
                                Pepys Street                 MSS Nominees Limited
                                London EC3N 4DA
----------------------------------------------------------------------------------------------------------------------------
Alan Roy HAWKINS                Mariner House                Director                                   British
                                Pepys Street                 MSS Nominees Limited
                                London EC3N 4DA
----------------------------------------------------------------------------------------------------------------------------
Mrs Sheryl MUNIZ                Mariner House                Director                                   British
                                Pepys Street                 MSS Nominees Limited
                                London EC3N 4DA
----------------------------------------------------------------------------------------------------------------------------
Kevin O'CONNOR                  Mariner House                Director                                   British
                                Pepys Street                 MSS Nominees Limited
                                London EC3N 4DA
----------------------------------------------------------------------------------------------------------------------------
Donald Thomas SMITH             Mariner House                Director                                   British
                                Pepys Street                 MSS Nominees Limited
                                London EC3N 4DA
----------------------------------------------------------------------------------------------------------------------------
Company Secretary               10 Lower Thames Street       Assistant Secretary                        British
Shaun Kevin BRYANT              London EC3R 6AE              HSBC Holdings plc
============================================================================================================================



                                GENERAL ACCIDENT EXECUTOR AND TRUSTEE COMPANY LIMITED
                                               DIRECTORS AND OFFICERS

==========================================================================================================================
                                Business                     Principal Occupation
Name                            or Residence Address         or Employment                            Citizenship
--------------------------------------------------------------------------------------------------------------------------
R. A. SCOTT                     General Accident plc         Director                                 British
                                Pitheavlis
                                Perth
                                PH2 ONH
                                Scotland
--------------------------------------------------------------------------------------------------------------------------
R. EVANS                        General Accident plc         Director                                 New Zealand
                                Pitheavlis
                                Perth
                                PH2 ONH
                                Scotland
--------------------------------------------------------------------------------------------------------------------------
R. A. WHITAKER                  General Accident plc         Director                                 British
                                Pitheavlis
                                Perth
                                PH2 ONH
                                Scotland
==========================================================================================================================


                                         DIRECTORS AND EXECUTIVE OFFICERS OF
                                                   HSBC EQUITY LTD

===========================================================================================================================
                                Business                    Principal Occupation
Name                            or Residence Address        or Employment                              Citizenship
---------------------------------------------------------------------------------------------------------------------------
Ian McClure FORREST             Vintner's Place             Managing Director                          British
                                68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Roger Anthony Frederick         Vintner's Place             Director                                   British
HEATH                           68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Vincent Gerald O'BRIEN          Vintner's Place             Finance Director                           British
                                68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Company Secretary               Vintner's Place             Company Secretary                          British
George Royal Francis            68 Upper Thames Street      HSBC Private Equity Europe Ltd
HEARNE                          London EC4V 3BJ
===========================================================================================================================


                                         DIRECTORS AND EXECUTIVE OFFICERS OF
                                           HSBC PRIVATE EQUITY EUROPE LTD

===========================================================================================================================
                                Business                    Principal Occupation
Name                            or Residence Address        or Employment                              Citizenship
---------------------------------------------------------------------------------------------------------------------------
Richard Andrew CONNELL          Vintner's Place             Director                                   British
                                68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Ian Christopher COTTERILL       Thames Exchange             Finance Director                           British
                                10 Queen Street Place       HSBC Investment Bank plc
                                London EC4R 1BL
---------------------------------------------------------------------------------------------------------------------------
Ian McClure FORREST             Vintner's Place             Managing Director                          British
                                68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Sir Archibald William           "Grasmere"                  (Non-Executive Director)                   British
FORSTER                         Easton                      Director
                                Nr. Winchester              Midland Bank Plc
                                Hampshire S021 1EG
---------------------------------------------------------------------------------------------------------------------------
Philip Walter GOODWIN           56 Spring Gardens           Director                                   British
                                Manchester M60 2RX          HSBC Private Equity Europe Ltd
---------------------------------------------------------------------------------------------------------------------------
Keith Reginald HARRIS           Vintner's Place             Chief Executive                            British
                                68 Upper Thames Street      Investment Banking
                                London EC4V 3BJ             HSBC Investment Bank plc
---------------------------------------------------------------------------------------------------------------------------
Roger Anthony Frederick         Vintner's Place             Director                                   British
HEATH                           68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Christopher Mary                Vintner's Place             Director                                   British
MASTERSON                       68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Vincent Gerald O'BRIEN          Vintner's Place             Finance Director                           British
                                68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
David Francis Joseph            10th Floor                  (Non-Executive Director)                   British
PATERSON                        Citibank Tower              Managing Director
                                3 Garden Road               HSBC Private Equity Management
                                GPO Box 426                 Ltd
                                Hong Kong
---------------------------------------------------------------------------------------------------------------------------
Alexander Gabriel SHINDER       Vintner's Place             Director                                   British
                                68 Upper Thames Street      HSBC Private Equity Europe Ltd
                                London EC4V 3BJ
---------------------------------------------------------------------------------------------------------------------------
Company Secretary               Vintner's Place             Company Secretary                          British
George Royal Francis            68 Upper Thames Street      HSBC Private Equity Europe Ltd
HEARNE                          London EC4V 3BJ
===========================================================================================================================